Exhibit 99.1

Q3 2026

Earnings Release

BeFra Reports Third Quarter 2026 Results

GUADALAJARA, Mexico, October 22, 2026 -- Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), announced today its unaudited consolidated financial results for the third quarter ended September 30, 2026. The figures presented in this report are expressed in nominal Mexican Pesos (MXN) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding.

Message from the President and CEO

Our third quarter results marked a significant step in BeFra’s evolution, expanding our scale, brand diversification, geographic reach, and overall financial strength.

At group level, revenue increased 43.1% year over year, reaching an all-time high of $4,832 M MXN, reflecting Tupperware´s first full-quarter contribution and Betterware’s strong 9.7% YoY growth (3rd straight quarter of YoY growth), and a slight shortfall at Jafra, with a 2.8% YoY revenue decline (which we are addressing head on, as we explain in its section).

With this result, profitability also scaled, with EBITDA reaching $1,008 M MXN, representing an increase of 39.6% YoY, while net income increased 24.2% in the quarter (despite a temporary tax recognition that does not affect year-round results). In this line, and as you will notice, accumulated net income is growing at 34.5% and combined earnings per share at 114% in the first nine months, reflecting the highly accretive nature of the Tupperware Latam acquisition.

Finishing off, cash flow increased 91.3% YoY, generating $1,059 M MXN of free cash flow in the quarter, we paid a $250M MXN dividend, paid down debt by $431 M MXN (decreasing combined Net Debt/EBITDA from 1.80x pre-acquisition to 1.65x), and closed with a solid $522 M MXN cash position on our balance sheet.

These results stand behind the previously announced value of the Tupperware Latam acquisition for the group. They also endorse our long-term strategy of building a unique house of brands, potentialized by a modern person to person commercialization model that builds on the gig economy’s positive secular trends. While organic revenue was temporarily affected by Jafra’s slight shortfall (which we are confident in our ability to quickly correct), we are glad to see the overall value to our shareholders and stakeholders derived from our overall strategies, while we continue to work every corner to reach our group’s full potential.

Andrés Campos Chevallier

President and CEO BeFra Group

Q3 2026 Select Consolidated Financial Information

	Q3			9M
Results in ‘000 MXN	2026[1]	2025		2026[1]	2025
Net Revenue	$4,832,313	$3,377,299	43.1%	$12,503,366	$10,439,093	19.8%
Gross Margin	64.1%	68.5%	-438 bps	65.2%	67.3%	-213 bps
EBITDA	$1,008,375	$722,149	39.6%	$2,398,727	$1,936,226	23.9%
EBITDA Margin	20.9%	21.4%	-52 bps	19.2%	18.5%	69 bps
Net Income	$390,300	$314,205	24.2%	$1,066,229	$792,905	34.5%
Free Cash Flow	$1,059,215	$553,573	91.3%	$1,871,000	$1,089,884	71.7%
FCF/EBITDA	105.0%	76.7%	2839 bps	78.0%	56.3%	2172 bps
EPS	$9.9	$8.4	17.9%	$45.42	$21.2	114.2%
Net Debt /EBITDA	1.652	1.80	-8.3%	1.652	1.80	-8.3%

[1]	Includes Tupperware since acquisition
[2]	Considers Tupperware combined

Associates
Avg. Base	1,456,034	1,177,443	23.7%	1,469,546	1,187,724	23.7%
EOP Base	1,404,521	1,162,571	20.8%	1,404,521	1,162,571	20.8%

Revenue by Brand & Region

	Brand					Region
	3Q26		3Q25			3Q26		3Q25
Results in ‘000 MXN	Revenue	Mix	Revenue	Mix	Results in ‘000 MXN	Revenue	Mix	Revenue	Mix
Betterware[3]	$1,522,864	31.5%	$1,387,586	41.1%	Mexico	$4,226,338	87.5%	$3,123,763	92.5%
Jafra	$1,933,606	40.0%	$1,989,713	58.9%	Latin America	$399,545	8.2%	$16,002	0.5%
Tupperware	$1,375,843	28.5%	$-	-%	United States	$206,430	4.3%	$237,534	7.0%

[3]	Noteworthy, Betterware deducts distributor discounts from revenue; JF and TW do not, affecting comparability

Highlights

Revenue: Consolidated net revenue increased 43.1% year over year to $4,832 M MXN in the third quarter, reflecting Tupperware’s first full-quarter contribution. Notably, Tupperware Mexico’s direct-selling business increased 23.0% YOY, and the decline in Tupperware Brazil’s direct-selling moderated to 3.3%, compared with declines of between 10% and 15% before the acquisition. Average total associate base increased 23.7% following the integration of Tupperware’s network of independent sellers. Brand and geographic expansion also begins to represent a source of growth and resilience from diversification, as you can notice in our brand and region revenue breakdowns. Organic revenue grew 2.3%, driven by accelerating growth at Betterware, partially offset by Jafra’s 2.8% revenue decline. Commercial initiatives remain focused on maintaining Betterware and Tupperware’s growth trajectory while quickly taking actions to recover Jafra’s performance, so the group can reach its full potential.

Profitability: Consolidated EBITDA increased 39.6% year over year to $1,008 M MXN, reflecting Tupperware’s contribution and continued profitability at Betterware, partially offset by lower EBITDA at Jafra. Consolidated gross margin was 64.1%, 438 basis points below the third quarter of 2025, primarily reflecting the incorporation of Tupperware, which operates with a lower gross margin but a higher EBITDA margin. Lower revenue and gross margin at Jafra, together with supply-chain and logistics pressures at Betterware, also weighed on organic profitability. Operating-expense discipline helped mitigate these pressures, supporting a consolidated EBITDA margin of 20.9% and an organic EBITDA margin of 18.8%, in line with its three-year average for the third quarter. For the first nine months of 2026, consolidated EBITDA margin reached 19.2%, expanding 69 basis points year over year (even despite $43 M MXN non-recurring expenses related to the Tupperware acquisition). Excluding the effect of the 2026 acquisition expenses and an extraordinary $35M tax benefit recorded in 2025, comparable organic EBITDA for the first nine months grew 2.8%, outpacing organic revenue growth.

Net income increased 24.2% year over year in the third quarter and 34.5% during the first nine months of 2026. Quarterly net income was affected by a higher effective tax rate compared with the prior year period, though we expect the effective tax rate to normalize in the mid-30s% for the full year 2026. It is noteworthy to stand out that combined EPS for the first nine months increased 114%, reflecting the highly accretive nature of the Tupperware Latam acquisition.

Cash generation: Free cash flow reached $1,059 M MXN, representing a strong conversion of 105% of EBITDA. Strong cash generation across the Group’s three brands supported continued balance-sheet strengthening during the quarter. Noteworthy, this quarter included a balance reclassification related to the Tupperware acquisition that represented a $174 M MXN benefit.

Financial Performance

Balance sheet at the end of Q3 2026.

Please note that unless otherwise stated, ratios consider Combined TTM financial results from Tupperware. With the Company’s balance sheet reflecting the Tupperware acquisition, comparisons with 2Q26 are also included.

Return on Investment

BeFra continued to generate strong returns following the Tupperware acquisition. ROIC remained at a strong level of almost 29%, despite being impacted by the increase in the Company’s quarterly effective tax rate. ROE and ROTA improved both sequentially and year over year reflecting higher earnings across the Group and reinforcing BeFra’s ability to earn attractive returns and create value for its stakeholders.

	Q3 2026	Q2 2026	∆	Q3 2025	∆
Equity Turnover	8.2	8.6	-4.9%	11.0	-25.4%
ROIC	28.8%	32.3%	-350 bps	23.7%	510 bps
ROE	92.8%	69.2%	2360 bps	78.8%	1400 bps
ROTA	31.9%	23.3%	860 bps	10.1%	2180 bps
Dividend Payout[1]	51.3%	41.6%	970 bps	50.9%	40 bps

[1]	Calculated as dividends paid during the quarter divided by net operating profit after tax (NOPAT) for the same period.

Liquidity

BeFra maintained a solid liquidity position during the quarter. Cash conversion strengthened, supported by a shorter cash conversion cycle, while the current ratio remained above the prior-year level.

	Q3 2026	Q2 2026	∆	Q3 2025	∆
Current Ratio	0.99	1.11	-10.8%	0.93	6.5%
TTM FCF / TTM EBITDA[2]	93.6%	83.2%	1040 bps	76.6%	1700 bps
CCC[3]	50	53	-5.7%	78	-35.9%

[2]	Includes Tupperware since acquisition
[3]	Calculated for the 3-month period

Leverage

BeFra’s strong cash generation and improved interest coverage supported further deleveraging during the quarter, extending the Company’s proven track record of disciplined debt reduction following acquisitions.

	Q3 2026	Q2 2026	∆	Q3 2025	∆
Debt to EBITDA	1.78	1.80	-1.1%	1.93	-7.8%
Net Debt to EBITDA	1.65	1.68	-1.8%	1.80	-8.3%
Interest Coverage	6.91	5.25	31.6%	3.71	86.3%

Asset Light Business – Low fixed cost structure

BeFra maintained an asset-light operating model, with fixed assets representing 14.5% of total assets, below the prior-year level. BeFra continues to focus on operating discipline and SG&A efficiency across its expanded brand portfolio.

	Q3 2026	Q2 2026	∆	Q3 2025	∆
Fixed Assets / Total Assets	14.5%	14.0%	50 bps	17.0%	-250 bps
TTM Variable Cost Structure[2]	70.4%	71.8%	-140 bps	74.7%	-430 bps
TTM Fixed Cost Structure[2]	29.6%	28.2%	+140 bps	25.3%	430 bps
TTM SG&A / Net Revenues	41.7%	36.0%	570 bps	45.2%	-350 bps

[2]	Includes Tupperware since acquisition

Notes to the ratios

*	Q3 2026 financial ratios and performance metrics have been adjusted on a combined basis considering TTM Tupperware
*	Current Ratio = Total current assets / Total current liabilities
*	Cash Conversion Cycle (CCC) = DSO + DIO – DPO
*	ROIC = NOPAT TTM / Invested Capital
*	ROE = Net income TTM / Stockholders Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Debt to EBITDA = Total Debt / EBITDA TTM
*	Net Debt to EBITDA = (Total Debt - Cash and cash equivalents) / EBITDA TTM
*	Interest Coverage = Operating income TTM / Interest expense TTM
*	Dividend Payout = Paid Dividend Q / NOPAT Q
*	EPS = Net Income / weighted average shares

Capital Allocation

Quarterly Dividends: Considering BeFra’s results to date, a dividend of MXN 250 million was approved at the October shareholders’ meeting, payable in the fourth quarter, equivalent to $0.3424 per share based on an exchange rate of MXN 18.4888 per USD. The dividend level, raised in 2Q26 following the Tupperware acquisition, increases the return to shareholders even after the additional shares issued in connection with the transaction. This would represent the 27th consecutive quarter of dividend payments since BeFra’s IPO.

2026 Guidance: Following Tupperware’s first full-quarter contribution and BeFra’s results through the first nine months of 2026, the Company raises its full-year net revenue growth guidance to a range of 24.0%-26.0%, while narrowing organic growth guidance range to 4.0%-5.0% with the year-end approaching. The Company expects a full-year EBITDA margin of 19%.

Q3 2026 Financial Results by Brand

Betterware Brand

Key Financial and Operating Metrics

	Q3			9M
Results in ‘000 MXN	2026	2025		2026	2025
Net Revenue	$1,522,864	$1,387,586	9.7%	$4,474,307	$4,249,244	5.3%
Gross Margin	53.8%	57.1%	-334 bps	54.5%	55.8%	-130 bps
EBITDA	$322,366	$312,669	3.1%	$912,667	$864,907	5.5%
EBITDA Margin	21.2%	22.5%	-134 bps	20.4%	20.4%	0 bps

Associates
Avg. Base	704,217	718,916	-2.0%	709,004	701,618	1.1%
EOP Base	699,243	710,174	-1.5%	699,243	710,174	-1.5%

Highlights

Revenue: Betterware’s quarterly net revenue increased 9.7% year over year to $1,523 million MXN, led by 8.5% growth in Mexico and continued expansion in Guatemala and the Andean region. Growth in Mexico was driven by targeted commercial initiatives that increased associate productivity, more than offsetting a temporary contraction in the associate base amid World Cup-related shifts in consumer attention and a longer official summer holiday period. Improving consumption trends and effective commercial execution continue to strengthen Betterware’s sales momentum.

Profitability: Betterware generated EBITDA of $322 M MXN, an increase of 3.1% year over year, as operating-expense efficiencies partially offset gross-margin pressure from temporary elevated freight costs related to supply-chain disruptions in the Middle East, which impacted profitability by approximately 200 basis points. These supply-chain pressures are expected to ease in the coming quarters. Betterware is both the holding and operating company and therefore Tupperware transaction expenses for $43 M MXN are recorded in its books. Adjusting for these expenses year-to-date EBITDA growth sits at 9.9% with a 21.4% margin. This marked Betterware’s third consecutive quarter of growth, demonstrating Betterware’s return to a sustainable growth trajectory.

Jafra Brand

Key Financial and Operating Metrics

	Q3			9M
Results in ‘000 MXN	2026	2025		2026	2025
Net Revenue	$1,933,606	$1,989,713	-2.8%	$6,202,242	$6,189,849	0.2%
Gross Margin	75.4%	76.4%	-99 bps	74.6%	75.1%	-48 bps
EBITDA	$327,245	$409,480	-20.1%	$1,003,811	$1,071,319	-6.3%
EBITDA Margin	16.9%	20.6%	-366 bps	16.2%	17.3%	-113 bps

Associates
Avg. Base	473,039	458,527	3.2%	481,763	486,106	-0.9%
EOP Base	452,574	452,397	0.0%	452,574	452,397	0.0%

Highlights

Revenue: Jafra generated third-quarter net revenue of $1,934 M MXN, a decrease of 2.8% year over year. Jafra Mexico was mainly affected by a more challenging summer holiday period and World Cup-related shifts in consumer attention. Unlike Betterware, Jafra was unable to offset these effects through higher productivity, primarily due to the need for more targeted promotions. Management is addressing this through stronger promotional planning and faster commercial execution. Commercial initiatives remain focused on improving consultant activation, reactivation and retention.

Jafra has achieved significant top-line and bottom-line growth since the BeFra acquisition. However, following several quarters of inconsistent growth, derived from certain misalignments to our model focus and slower rollout of our second wave of model alignment needs, BeFra has appointed Andrés Campos as interim Managing Director of Jafra Mexico. The leadership transition is intended to reinforce alignment with the Group’s commercial model and strengthen execution. With these changes underway, the Company expects Jafra to return to growth in the coming quarters. During this period, Andrés Campos will also support the identification and appointment of a successor. The interim period is expected to last approximately six to twelve months.

Profitability: Third-quarter EBITDA of $327 M MXN represents a decrease of 20.1% year over year, with an EBITDA margin of 16.9%, compared with 20.6% in the third quarter of 2025. The third-quarter margin was above the year-to-date margin of 16.2% and close to the 17.3% margin reported during the first nine months of 2025. The year-over-year comparison reflects an exceptional third quarter of 2025, when EBITDA margin was above Jafra’s three-year average of 17.9%. 3Q25 had an extraordinary fiscal benefit of $34 M MXN that if excluded, 3Q26 EBITDA margin falls 2.0% vs a 2.8% decline in revenue. Demonstrating stable profitability within the brand. Notably, Jafra U.S. delivered another consecutive EBITDA-positive quarter under its leaner expense structure, easing pressure on the business while it seeks to regain consistent growth.

Tupperware Latam Brand

Key Financial and Operating Metrics

	Q3			Since Acquisition[2]
Results in ‘000 MXN	2026	2025[1]		2026	2025[1]
Net Revenue	$1,375,843	$1,476,276	-6.8%	$1,826,817	$1,942,741	-6.0%
Gross Margin	59.7%	58.6%	103 bps	59.3%	59.6%	-36 bps
EBITDA	$358,764	$458,624	-21.8%	$482,249	$606,569	-20.5%
EBITDA Margin	26.1%	31.1%	-500 bps	26.4%	31.2%	-483 bps

[1]	2025 figures are combined
[2]	Considered since acquisition close on June 2026

Core Direct Selling Channel

	Q3			Since Acquisition[2]
Results in ‘000 MXN	2026	2025[1]		2026	2025[1]
Net Revenue	$1,375,843	$1,476,276	-6.8%	$1,826,817	$1,942,741	-6.0%
Less: B2B sales	$-	$111,752		$-	$183,656
Less: Argentina & US sales	$23,430	$178,023		$39,276	$213,284
Net Revenue – Direct Selling	$1,352,413	$1,186,501	14.0%	$1,787,541	$1,545,801	15.6%

Associates
Avg. Base	278,778
EOP Base	252,704

Highlights

Revenue: Tupperware generated net revenue of $1,375 M MXN in its first full quarter of consolidation, contributing 28.5% of BeFra’s consolidated revenue. Commercial execution, network productivity and catalogue improvements supported momentum in Mexico, while sales declines in Brazil moderated. As shown in the table above, excluding sales outside the direct-selling channel, Tupperware’s core direct-selling revenue increased 14.0% year over year, led by Mexico. Total brand revenue declined 6.8% year over year on a combined basis, reflecting extraordinary prior-year sales through non-direct channels that were discontinued following the acquisition. This effect is not expected in the next quarter, as in 4Q25 retail sales were not significant.

Profitability: Tupperware generated EBITDA of $359 M MXN, contributing 35.6% of BeFra’s consolidated EBITDA, with an EBITDA margin of 26.1%. In 3Q25, Tupperware Latam recorded significant sales outside the direct-selling channel, resulting in greater fixed cost absorption. Investments related to the brand’s ongoing revitalization, together with cost-absorption pressures, weighed on profitability, nonetheless the reported 26.1% 3Q26 EBITDA margin is in line with the mid-twenties level expected going forward. Tupperware’s earnings contribution strengthens the Group’s capacity to generate cash and repay acquisition-related debt, supporting its deleveraging objectives.

Use of Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including EBITDA, EBITDA margin, Free cash flow, Total debt, Net debt, Organic revenue, Organic EBITDA, Organic EBITDA margin, Organic growth, NOPAT and Net revenue, as well as our operating metrics, Total associates, Average associate base and EOP associate base. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

The measures defined in this section are not recognized under IFRS and should not be considered in isolation or as substitutes for IFRS financial measures. The Company’s calculations may differ from similarly titled measures reported by other companies.

Combined: refers to financial information of Tupperware Latam prior to the acquisition.

“Combined” financial measures presented throughout this document include the historical financial results of Tupperware’s operations in Mexico and Brazil. Accordingly, these measures are not directly comparable to, and will not reconcile with, the pro forma financial information included in the Company’s most recent Form F-3. Prior to the acquisition, the acquired entities did not encompass the entirety of Tupperware LATAM’s business.

The Q2 and Q3 2026 Debt-to-EBITDA and Net Debt-to-EBITDA ratios have been updated to incorporate Tupperware’s combined financial results, reflecting refinements to the review of its pre-acquisition financial information.

Interest Coverage: Calculated using the combined interest expense of BeFra and Tupperware.

The Q2 2026 TTM Variable Cost Structure and TTM Fixed Cost Structure ratios presented herein have been updated following a subsequent review and may therefore differ slightly from those previously reported.

EBITDA: Profit for the period before depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, financing cost, net, and income taxes. A reconciliation of profit for the period to EBITDA is included in the Appendix.

EBITDA Margin: EBITDA divided by net revenue.

Free Cash Flow or FCF: Net cash generated by operating activities less cash payments for purchases of property, plant and equipment and intangible assets, plus proceeds from disposals of property, plant and equipment.

FCF/EBITDA or Cash Conversion: FCF divided by EBITDA for the same period.

Total Debt: Short-term debt and borrowings, long-term debt and borrowings, and current and non-current lease liabilities.

Net Debt: Total Debt less cash and cash equivalents.

Organic Revenue: Net revenue of Betterware and Jafra, excluding Tupperware Latam.

Organic EBITDA: EBITDA of Betterware and Jafra, excluding Tupperware Latam.

Organic EBITDA Margin: Organic EBITDA divided by Organic Revenue.

Organic Growth: The change in Organic Revenue or Organic EBITDA compared with BeFra’s consolidated net revenue or EBITDA for the corresponding prior-year period.

Comparable Organic EBITDA: excludes the effects of the Tupperware acquisition expenses and an extraordinary tax benefit recorded in 2025.

Combined Figures: Figures that include Tupperware Latam’s pre-acquisition results as if the acquisition had occurred at the beginning of the applicable period based on Tupperware’s audited and unaudited financial statements for such periods. These unaudited figures are presented for comparative purposes and do not necessarily represent the results that would have been achieved had the acquisition occurred earlier.

NOPAT: Operating income less the corresponding tax expense calculated using the effective income tax rate for the applicable period.

Tupperware Net Revenue – Direct Selling: Tupperware’s net revenue excluding B2B sales and sales in Argentina and the United States.

TTM: The four most recently completed fiscal quarters.

We do not provide a reconciliation of our forward-looking non-IFRS financial measures to the most directly comparable GAAP measures because certain items needed to prepare the reconciliation cannot be reasonably predicted at this time without unreasonable effort. These items may be material to the relevant IFRS measure and could cause actual IFRS results to differ materially from the forward-looking non-IFRS measures.

Operating Metrics

Beginning in the third quarter of 2026, the Company reports “Associates” as the aggregate commercial field population described below. This terminology replaces “Stencil.”

Betterware

Associates: Combined Associates and Distributors.

Avg. Base: Weekly average number of Associates.

EOP Base: Number of Associates at the end of the period.

Jafra

Associates: Combined Associates and Distributors.

Avg. Base: Monthly average number of Associates.

EOP Base: Number of Associates at the end of the period.

Tupperware

Associates: Combined Associates, Distributors, Unit Managers and Leaders.

Avg. Base: Weekly average number of Associates.

EOP Base: Number of Associates at the end of the period.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts of future events. Words such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “plan”, and similar expressions identify forward-looking statements, although not all such statements contain these words. Forward-looking statements in this release include, without limitation, statements concerning 2026 guidance, future growth and business plans, interim leadership transition duration, Tupperware’s continued integration and expected contribution to BeFra’s performance, operating efficiencies, cash generation, deleveraging and proposed dividends.

These statements reflect management’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These include changes in economic and political conditions, consumer demand, government policies and regulations, international trade conditions, supply chains, exchange rates and interest rates, as well as risks associated with executing growth plans and realizing anticipated acquisition benefits. Additional information concerning these and other risks is available in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update or revise these statements, except as required by law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q3 2026 Conference Call

Management will hold a conference call with investors on October 22, 2026, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (ET). The dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13763048

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1777966&tp_key=38b58322dd

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13763048

BeFra IR

iroffice@better.com.mx

+52 1 33 4274 5904

InspIR:

Barbara Cano/Ivan Peill

barbara@inspirgroup.com

ivan@inspirgroup.com

About BeFra

BeFra (NYSE: BWMX) is one of the leading branded consumer products platforms in Mexico and Latin America, bringing together three iconic brands: Betterware, a leader in innovative home solutions; Jafra, a leading beauty and personal care company with operations in Mexico and the United States; and Tupperware, a leading brand in food storage and drinkware. Through these brands, BeFra operates across Mexico, Brazil, the United States, and an expanding footprint throughout Latin America, leveraging proprietary direct-selling platforms, world-class manufacturing capabilities, and a longstanding culture of operational excellence.

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of September 30, 2026 and 2025

(In Thousand Mexican Pesos)

	Q3 2026	Q3 2025
Assets
Cash and cash equivalents	522,177	333,522
Trade accounts receivable, net	1,549,039	1,191,536
Accounts receivable from related parties	24	18
Account receivable “San Angel”	48,981	115,760
Inventories	2,863,571	2,300,381
Prepaid expenses	254,078	174,063
Value added tax receivable	0	0
Income tax recoverable	0	120,461
Derivative financial instruments	10,863	0
Non-current assets held for sale	40,000	40,000
Other assets	129,234	118,183
Total current assets	5,417,967	4,393,924
Account receivable “San Angel”	0	48,703
Property, plant and equipment, net	2,147,694	1,713,003
Right of use assets, net	352,910	291,221
Deferred income tax	694,648	525,086
Intangible assets, net	4,522,676	1,513,648
Goodwill	1,599,718	1,599,718
Recoverable Taxes	42,072	0
Other assets	58,442	14,257
Total non-current assets	9,418,160	5,705,636
Total assets	14,836,127	10,099,560
Liabilities and Stockholders’ Equity
Short-term debt and borrowings	1,059,066	1,661,924
Accounts payable to suppliers	2,393,618	1,730,717
Accrued expenses	620,153	368,196
Provisions	934,898	668,882
Income tax payable	56,779	0
Value added tax payable	70,439	54,662
Statutory employee profit sharing	158,332	97,875
Lease liability	169,716	118,746
Derivative financial instruments	0	33,563
Total current liabilities	5,463,001	4,734,565
Employee benefits	304,216	142,485
Deferred income tax	518,823	495,118
Lease liability	201,036	193,055
Other Liabilities	2,093
Long term debt and borrowings	5,910,562	3,242,407
Total non-current liabilities	6,936,730	4,073,065
Total liabilities	12,399,731	8,807,630
Stockholders’ Equity
Capital stock	928,580	321,312
Share premium account	-25,264	-25,264
Retained earnings	1,526,625	1,036,602
Other comprehensive income	8,222	-37,187
Non-controlling interest	-1,767	-3,533
Total Stockholders’ Equity	2,436,396	1,291,930
Total Liabilities and Stockholders’ Equity	14,836,127	10,099,560

Betterware de México, S.A.P.I. de C.V.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three and nine months ended September 30, 2026 and 2025
 (In Thousand Mexican Pesos)

	Q3 2026	Q3 2025	∆	9M 26	9M 25	∆
Net revenue	4,832,314	3,377,299	43.1%	12,503,368	10,439,093	19.8%
Cost of sales	1,734,933	1,064,701	63.0%	4,354,453	3,418,781	27.4%
Gross profit	3,097,381	2,312,598	33.9%	8,148,915	7,020,312	16.1%

Administrative expenses	834,725	564,547	47.9%	2,189,945	1,886,385	16.1%
Selling expenses	1,129,768	961,693	17.5%	3,246,403	2,976,073	9.1%
Distribution expenses	253,500	159,282	59.2%	632,691	514,655	22.9%
Total expenses	2,217,993	1,685,522	31.6%	6,069,039	5,377,113	12.9%

Operating income	879,388	627,076	40.2%	2,079,876	1,643,199	26.6%

Interest expense	-168,301	-131,907	27.6%	-389,570	-422,219	-7.7%
Interest income	7,059	5,473	29.0%	23,207	29,451	-21.2%
Unrealized gain (loss) in valuation of financial derivative instruments	0	0		0	-108,846
Foreign exchange loss, net	1,808	1,038	74.2%	-11,602	73,165	-115.9%
Financing cost, net	-159,434	-125,396	27.1%	-377,965	-428,449	-11.8%

Income before income taxes	719,954	501,680	43.5%	1,701,911	1,214,750	40.1%

Income taxes	329,631	188,055	75.3%	635,622	423,728	50.0%

Net income including minority interest	390,323	313,625	24.5%	1,066,289	791,022	34.8%
Non-controlling interest gain (loss)	-23	580	-104.0%	-60	1,883	-103.2%
Net income	390,300	314,205	24.2%	1,066,229	792,905	34.5%

Concept	Q3 2026	Q3 2025	∆	9M 26	9M 25	∆
Net income	390,323	313,625	24.5%	1,066,289	791,022	34.8%
(+) Income taxes	329,631	188,055	75.3%	635,622	423,728	50.0%
(+) Financing cost, net	159,434	125,396	27.1%	377,965	428,449	-11.8%
(+) Depreciation and amortization	128,987	95,073	35.7%	318,851	293,027	8.8%
EBITDA	1,008,375	722,149	39.6%	2,398,727	1,936,226	23.9%
EBITDA margin	20.9%	21.4%		19.2%	18.5%

Betterware de México, S.A.P.I. de C.V.
Consolidated Statements of Cash Flows
 For the three and nine months ended September 30, 2026 and 2025
(In Thousand Mexican Pesos)

	Q3 2026	Q3 2025	∆	9M 26	9M 25	∆
Cash flows from operating activities:
Profit for the period	390,323	313,625	24.5%	1,066,289	791,022	34.8%
Adjustments for:
Income tax expense recognized in profit of the year	329,631	188,055	75.3%	635,622	423,728	50.0%
Depreciation and amortization of non-current assets	128,987	95,073	35.7%	318,851	293,027	8.8%
Interest income recognized in profit or loss	-7,059	-5,473		-23,207	-29,451
Interest expense recognized in profit or loss	168,301	131,907	27.6%	389,570	422,219	-7.7%
Gain (loss) on disposal of equipment	-805	-1,166		-1,809	-8,147
Unrealized loss (gain) in valuation of financial derivative instruments	0	32	-100.0%	0	108,878	-100.0%
Movements in not- controlling interest	0	34	-100.0%	0	72	-100.0%
Translation currency effect	-25,798	3,866	-767.3%	-27,430	20,420	-234.3%
Defined benefit Cost	-27,940	0	100.0%	-24,466	0
Movements in working capital:
Trade accounts receivable	-50,367	-70,565		-62,875	-58,443
Trade accounts receivable from related parties	-4,776	-18		79,054	232	33975.0%
Trade account receivable “San Angel”	0	-3,913	-100.0%	0	47,159	-100.0%
Inventory, net	-155,381	63,779	-343.6%	-279,236	204,712	-236.4%
Prepaid expenses and other assets	222,464	43,693	409.2%	-34,068	-58,014
Accounts payable to suppliers and accrued expenses	97,684	-80,660		488,915	-441,500
Provisions	-15,447	-96,260		-2,130	-80,036
Value added tax payable	55,632	-6,048		12,629	-16,530
Trade accounts payable to related parties	4,496	0	100.0%	-87,457	-1,237
Other Liabilities	2,093	0	100.0%	2,093	0	100.0%
Statutory employee profit sharing	31,457	30,757	2.3%	-3,404	-41,380
Income taxes paid	-179,358	-41,457		-508,699	-445,478
Employee benefits	-7,477	5,361	-239.5%	-320	14,173	-102.3%
Net cash generated by operating activities	956,660	570,622	67.7%	1,937,922	1,145,426	69.2%
Cash flows from investing activities:
Payment for investment in subsidiaries	-3,223,187	0	100.0%	-3,406,664	0
Restricted cash by Escrow	13,344	0	100.0%	0	0
Purchase of intangible assets	3,036,338	0	100.0%	0	0
Payments for property, plant and equipment, net	90,658	-18,859		-140,149	-61,767
Proceeds from disposal of property, plant and equipment, net	13,055	1,810	621.3%	18,659	6,225	199.7%
Proceeds from disposal of buildings	-1,158	0	100.0%	54,570	0	100.0%
Interest received	7,059	5,473	29.0%	23,207	29,451	-21.2%
Net cash used in investing activities	-63,891	-11,576		-3,450,377	-26,091
Cash flows from financing activities:
Repayment of borrowings	-2,628,700	-1,799,264		-8,179,250	-3,914,700
Proceeds from borrowings	2,326,700	1,580,764	47.2%	11,170,750	4,031,200	177.1%
Costs emission	-97,068	0	100.0%	-98,861	0	100.0%
Interest paid	-190,806	-159,262		-396,800	-431,383
Lease payment	-57,449	-39,970		-147,080	-118,787
Dividends paid	-244,341	-199,576		-642,471	-648,701
Net cash used in financing activities	-891,664	-617,308		1,706,288	-1,082,371
Net increase (decrease) in cash and cash equivalents	1,105	-58,262		193,833	36,964	424.4%
Cash and cash equivalents at the beginning of the period	521,072	391,784	33.0%	328,344	296,558	10.7%
Cash and cash equivalents at the end of the period	522,177	333,522	56.6%	522,177	333,522	56.6%

Appendix

IFRS to Non-IFRS Reconciliation

FCF

‘000	9M26	9M25
Net cash generated by operating activities	1,937,922	1,098,267
Less: Payments for property, plant and equipment, net	(140,149)	(61,767)
Add: Proceeds from disposal of property, plant and equipment, net	18,659	6,225
Add: Proceeds from disposal of buildings	54,570	47,159
Free Cash Flow	1,871,002	1,089,884

NOPAT

‘000	3Q26	3Q25
Operating Income	879,388	627,076
Income Taxes	329,631	188,055
Income before income taxes	719,954	501,680
NOPAT	476,760	392,016

*	Formula = Operating Income*[1- (Income Taxes / Income before income taxes)]

Net Debt

‘000	3Q26	3Q25
Add: Short-Term Debt	1,228,782	1,780,670
Add: Long-Term Debt	6,111,598	3,435,462
Total Debt	7,340,380	5,216,132
Less: Cash & Equivalents	522,177	333,522
Net Debt	6,818,203	4,882,610

EBITDA

‘000	3Q26	3Q25	9M26	9M25
Net income (including minority interest)	390,323	313,625	1,066,289	791,022
Add: Income taxes	329,631	188,055	635,622	423,728
Add: Financing cost, net	159,434	125,396	377,965	428,449
Add: Depreciation and amortization	128,987	95,073	318,851	293,027
EBITDA	1,008,375	722,149	2,398,727	1,936,226

Organic Revenue

‘000	3Q26	3Q25	9M26	9M25
Add: Betterware Brand Revenue	1,522,864	1,387,586	4,474,307	4,249,244
Add: Jafra Brand Revenue	1,933,606	1,989,713	6,202,242	6,189,849
Organic Revenue	3,456,470	3,377,299	10,676,549	10,439,093
Add: Tupperware Latam Brand Revenue	1,375,843	-	1,826,817	-
Total Revenue	4,832,313	3,377,299	12,503,366	10,439,093

*	Tupperware 9M revenue considers since the acquisition in June 2026

Organic EBITDA

‘000	3Q26	3Q25	9M26	9M25
Add: Betterware Brand EBITDA	322,372	312,669	912,667	864,907
Add: Jafra Brand EBITDA	327,245	409,480	1,003,811	1,071,319
Organic EBITDA	649,617	722,149	1,916,478	1,936,226
Add: Tupperware Latam Brand EBITDA	358,764	-	482,249	-
Total EBITDA	1,008,381	722,149	2,398,727	1,936,226

*	Tupperware 9M EBITDA considers since the acquisition in June 2026

Basic EPS

‘000	3Q26	3Q25	9M26	9M25
Net Income	390,300	314,205	1,066,229	792,905
Weighted average shares outstanding	39,485	37,317	38,237	37,317
Basic EPS	9.9	8.4	27.9	21.2
TW net income combined	-	-	668,098	-
Basic EPS Combined	9.9	8.4	45.4	21.2

*	Basic EPS Formula = Net income / weighted average shares
*	Basic EPS Combined Formula = [(Net income + TW net income combined) / weighted average shares]